Exhibit 99.2

Fourth Quarter 2025 Results February 13, 2026 REAL ESTATE SERVICES | ENGINEERING | INVESTMENT MANAGEMENT

2 Colliers (US $ millions, except per share amounts) Highlights • Solid 2025 results with full year local currency internal growth of 5% • Completed 3 Engineering tuck - in acquisitions so far in 2026 • Announced the acquisition of Ayesa Engineering, a multidiscipline engineering firm headquartered in Spain • Expected to close in late Q2 2026 • Compounding growth with strong momentum entering 2026 USD LC (1) Revenues 1,606.5 1,501.6 7% 5% Net Revenues 1,428.1 1,312.8 9% 7% Adjusted EBITDA 245.1 225.3 9% 6% Adjusted EBITDA Margin 15.3% 15.0% Net Margin 17.2% 17.2% Adjusted EPS 2.34 2.26 4% GAAP Operating Earnings 135.5 121.4 12% GAAP Operating Earnings Margin 8.4% 8.1% GAAP diluted EPS 1.19 1.47 -19% USD LC (1) Revenues 5,558.5 4,822.0 15% 15% Net Revenues 4,866.5 4,279.6 14% 13% Adjusted EBITDA 732.5 644.2 14% 13% Adjusted EBITDA Margin 13.2% 13.4% Net Margin 15.1% 15.1% Adjusted EPS 6.58 5.75 14% GAAP Operating Earnings 371.0 389.2 -5% GAAP Operating Earnings Margin 6.7% 8.1% GAAP diluted EPS 2.02 3.22 -37% Three months ended December 31 2025 2024 %Change Twelve months ended December 31 2025 2024 % Change (1) Local currency

22% 49% 29% 71% Recurring 2025 AEBITDA by Segment 31% 59% 10% 2025 Revenue by Segment 63% Recurring Colliers Commercial Real Estate Engineering Investment Management Global diversification with 70%+ recurring earnings A Different Kind of Company Please refer to Appendix 3

4 Colliers Fourth Quarter Consolidated Revenues Engineering Investment Management Commercial Real Estate % Change over Q4 2024 USD LC Investment Management 5% 4% Engineering 3% 1% Commercial Real Estate 9% 7% Total 7% 5%                               4  4  (US$ millions) Local currency internal growth: essentially flat Revenues % Change over Q4 2024 USD LC Investment Management 7% 6% Engineering 10% 8% Commercial Real Estate 9% 7% Total 9% 7% Net Revenues

                                4  4  5 Colliers Fourth Quarter, US$ millions Commercial Real Estate • Robust growth in Capital Markets, led by the US with more modest gains in most other markets versus a strong prior year comparative • Steady growth in Leasing, largely driven by the US on continued strength in office and industrial asset classes • Higher Outsourcing activity across all services, led by valuation and advisory • AEBITDA margin improvement driven by gains in operating leverage       4  4      1HWPDUJLQ     1HWPDUJLQ USD LC Revenue Growth 9% 7% Net Revenue Growth 9% 7% AEBITDA Growth 12% 9% Revenues AEBITDA Outsourcing Leasing Capital Markets Subconsultant and other direct costs GAAP Operating Earnings: Q4 2025 $109.8M at 10.7% margin; Q4 2024 $107.9M at 11.4% margin

6 Colliers Fourth Quarter, US$ millions Engineering • Revenues tempered by lower pass - through costs primarily in project management operations • Continued infrastructure, urbanization, and energy transition tailwinds • Net margin down slightly on lower productivity                   4  4  GAAP Operating Earnings: Q4 2025 $11.6M at 2.7% margin; Q4 2024 $8.0M at 1.9% margin       4  4      1HWPDUJLQ     1HWPDUJLQ USD LC Revenue Growth 3% 1% Net Revenue Growth 10% 8% AEBITDA Growth 7% 5% Revenues AEBITDA Engineering Subconsultant and other direct costs

7 Colliers Fourth Quarter, US$ millions Investment Management • Favourable impact of a recent acquisition • Net margin impacted by investments to unify the platform under the Harrison Street Asset Management brand • AUM of $108.2 billion (flat relative to September 30, 2025; up 9% from December 31, 2024) • FPAUM of $54.2 billion (flat relative to September 30, 2025; up 8% from December 31, 2024)                   4  4  GAAP Operating Earnings: Q4 2025 $36.0M at 25.0% margin; Q4 2024 $38.0M at 27.8% margin       4  4      1HWPDUJLQ     1HWPDUJLQ USD LC Revenue Growth 5% 4% Net Revenue Growth 7% 6% AEBITDA Growth 3% 2% Management fees Pass - through performance fees Revenues AEBITDA

8 Colliers (US$ millions) Capitalization & Capital Allocation • Generated $352 million of free cash flow in 2025, reinvested in strategic growth • December 31, 2025 leverage ratio of 2.0x • Pro forma leverage of 2.7x with Ayesa Engineering • More than $1.1 billion of available liquidity under revolving credit facility • Anticipating capital expenditures of $90 - $100 million in 2026, representing ~2% of trailing twelve - month revenues Cash $ 207.9 $ 176.3 Total Debt 1,633.5 1,508.5 Net Debt $ 1,425.6 $ 1,332.2 Redeemable non-controlling interests 1,285.0 1,152.6 Shareholders' equity 1,534.4 1,325.6 Total capitalization $ 4,245.0 $ 3,810.4 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.0x 2.0x Capital Expenditures $ 78.7 $ 65.1 Acquisition Spend (2) $ 360.1 $ 542.3 Twelve months ended December 31, 2025 December 31, 2024 December 31, 2025 December 31, 2024 (1) Net debt for financial leverage ratio excludes restricted cash and warehouse credit facilities, in accordance with debt a gre ements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies

Colliers | 9

Ayesa Engineering

Strategic opportunity to fill geographic whitespace in Engineering

Ayesa Engineering

- Founded in 1966 and headquartered in Seville, Spain
- Operates in 21 countries with more than 3,200 total professionals
- Global provider of engineering services to a diverse client base across Europe, Latin America, the Middle East, Australia and India
- Provides engineering design and project management consultancy services to the transport, water, buildings & cities, and energy end markets

Strategic Rationale

- Strategic opportunity to fill geographic whitespace in Colliers' engineering platform
- Significantly expands capabilities and opens up compelling new growth pathways, with cross selling opportunities and a platform to pursue complementary tuck-in acquisitions
- Positions Colliers among the world's top 30 engineering firms with nearly 14,000 professionals across 23 countries
- Strong end market tailwinds with urbanization, water scarcity, carbon reduction and environmental trends globally

TRANSACTION SNAPSHOT	
(Figures in US$ millions)	
Expected close	Late Q2 2026
Cash purchase price	~$700
Ayesa's senior leadership retains significant equity (~2%) and continue to operate under Ayesa Engineering brand	
Financing	EUR denominated Revolving Credit Facility draw
2025 net revenue	$300
Ayesa has generated a 13% internal revenue CAGR over the past 10 years	
2025 EBITDA	$56
2025 EBITDA margin	18.7%
Valuation multiple	
EV/2025 EBITDA	12.5x
EV/2026F EBITDA	11.0x


Service Mix
Engineering Design
Project Management Consultancy


Client Mix
Public
Private


End Markets
Infrastructure & Transportation
Property & Buildings
Water

Geographic Headcount

Spain	1,200
Rest of Europe & Middle East	500
LATAM	900
Australia	300
India	300

Colliers 10 2026 Outlook The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook includes the anticipated impact of the closing of Ayesa Engineering late in the second quarter, subject to customary closing conditions being met. The outlook does not include any f ur ther acquisitions. Commercial Real Estate Engineering Investment Management Consolidated Mid - teens revenue and net revenue growth Mid - teens AEBITDA growth Mid - teens AEPS growth Low teens revenue and net revenue growth on stronger Capital Markets and Leasing activity Net AEBITDA margin expected to be up modestly 25%+ revenue and net revenue growth on solid internal growth and acquisitions, including Ayesa Engineering Net AEBITDA margin expected to increase given higher - margin Ayesa Engineering acquisition as well as operating leverage Low teens net revenue growth on stronger fundraising and annualization of recent acquisition Net AEBITDA margin expected to decline, particularly during the first half of 2026, reflecting ongoing costs to integrate the platform

Appendix Colliers 11 Reconciliation of non - GAAP Measures

Colliers 12 (US$ thousands) Net earnings $ 86,530 $ 81,496 $ 224,553 $ 236,936 Income tax 31,078 18,699 80,154 74,177 Other income, including equity earnings from non-consolidated investments (3,731) (1,976) (16,122) (7,680) Interest expense, net 21,610 23,181 82,373 85,779 Operating earnings 135,487 121,400 370,958 389,212 Loss on disposal of business operations 290 - 696 - Depreciation and amortization 66,522 65,176 256,015 221,602 Gains attributable to MSRs (4,471) (4,185) (31,237) (15,363) Equity earnings from non-consolidated investments 3,275 2,030 12,461 7,270 Acquisition-related items 5,582 6,410 29,872 (27,802) Restructuring, optimization and integration costs 16,853 9,365 38,079 23,285 Stock-based compensation expense 21,559 25,094 55,621 46,041 Adjusted EBITDA $ 245,097 $ 225,290 $ 732,465 $ 644,245 Three months ended Twelve months ended December 31, 2025 December 31, 2024 December 31, 2025 December 31, 2024 Reconciliation of GAAP earnings to adjusted EBITDA

Colliers 13 (US$ thousands) Net earnings $ 86,530 $ 81,496 $ 224,553 $ 236,936 Non-controlling interest share of earnings (21,352) (18,894) (57,845) (53,968) Loss on disposal of operations 290 - 696 - Amortization of intangible assets 46,149 47,666 178,660 155,363 Gains attributable to MSRs (4,471) (4,185) (31,237) (15,363) Acquisition-related items 5,582 6,410 29,872 (27,802) Restructuring, optimization and integration costs 16,853 9,365 38,079 23,285 Stock-based compensation expense 21,559 25,094 55,621 46,041 Income tax on adjustments (20,313) (24,287) (65,936) (50,403) Non-controlling interest on adjustments (10,922) (7,409) (36,385) (25,740) Adjusted net earnings $ 119,905 $ 115,256 $ 336,078 $ 288,349 (US$) Diluted net earnings per common share $ 1.19 $ 1.47 $ 2.02 $ 3.22 Non-controlling interest redemption increment 0.08 (0.25) 1.25 0.42 Gain on disposal of operations, net of tax 0.01 - (0.03) - Amortization expense, net of tax 0.55 0.50 2.18 1.98 Gains attributable to MSRs, net of tax (0.05) (0.05) (0.35) (0.17) Acquisition-related items, net of tax (0.02) 0.08 0.16 (0.75) Restructuring, optimization and integration costs, net of tax 0.23 0.14 0.50 0.35 Stock-based compensation expense, net of tax 0.35 0.37 0.85 0.70 Adjusted EPS $ 2.34 $ 2.26 $ 6.58 $ 5.75 Diluted weighted average shares for Adjusted EPS (thousands) 51,266 51,036 51,083 50,182 Three months ended Twelve months ended December 31, 2025 December 31, 2024 December 31, 2025 December 31, 2024 Three months ended Twelve months ended December 31, 2025 December 31, 2024 December 31, 2025 December 31, 2024 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

Colliers 14 Reconciliation of net cash flow from operations to free cash flow (US$ thousands) Net cash provided by operating activities $ 256,693 $ 215,307 $ 330,140 $ 326,009 Contingent acquisition consideration paid 350 250 7,402 3,357 Purchase of fixed assets (30,846) (19,574) (78,702) (65,085) Cash collections on AR Facility deferred purchase price 45,008 35,776 164,257 137,581 Distributions paid to non-controlling interests (9,528) (5,316) (70,771) (71,618) Free cash flow $ 261,677 $ 226,443 $ 352,326 $ 330,244 Three months ended Twelve months ended December 31, 2025 December 31, 2024 December 31, 2025 December 31, 2024

Colliers 15 Reconciliation of revenues to net revenues – Quarterly (US$ thousands) Three months ended December 31, 2025 Revenues $ 1,029,652 $ 433,027 $ 143,650 $ 216 $ 1,606,545 Subconsultant and other direct costs (63,017) (103,893) - - (166,910) Historical pass-through performance fees - - (11,582) - (11,582) Net revenues $ 966,635 $ 329,134 $ 132,068 $ 216 $ 1,428,053 Three months ended December 31, 2024 Revenues $ 943,528 $ 421,361 $ 136,616 $ 112 $ 1,501,617 Subconsultant and other direct costs (54,777) (121,187) - - (175,964) Historical pass-through performance fees - - (12,831) - (12,831) Net revenues $ 888,751 $ 300,174 $ 123,785 $ 112 $ 1,312,822 Commercial Real Estate 1 Investment Management Engineering Corporate Consolidated 1 Previously Real Estate Services

Colliers 16 Reconciliation of revenues to net revenues – Full Year (US$ thousands) Twelve months ended Revenues $ 3,290,578 $ 1,734,940 $ 532,274 $ 670 $ 5,558,462 Subconsultant and other direct costs (226,120) (429,132) - - (655,252) Historical pass-through performance fees - - (36,677) - (36,677) Net revenues $ 3,064,458 $ 1,305,808 $ 495,597 $ 670 $ 4,866,533 Twelve months ended December 31, 2024 Revenues $ 3,071,610 $ 1,237,384 $ 512,593 $ 437 $ 4,822,024 Subconsultant and other direct costs (212,677) (306,142) - - (518,819) Historical pass-through performance fees - - (23,614) - (23,614) Net revenues $ 2,858,933 $ 931,242 $ 488,979 $ 437 $ 4,279,591 December 31, 2025 Commercial Real Estate 1 Investment Management Engineering Corporate Consolidated 1 Previously Real Estate Services

Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring for this revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 17 Other Non - GAAP Measures

Appendix Colliers 18 Full Year Segment Results

                                          19 Colliers Full Year, US$ millions Commercial Real Estate • Capital Markets revenues accelerated through the year across all asset classes and geographies • Leasing revenues up versus a strong prior year comparative • Higher Outsourcing activity in all services, led by valuation and advisory • AEBITDA margin improvement driven by higher Capital Markets activity as well as operating leverage             1HWPDUJLQ     1HWPDUJLQ USD LC Revenue Growth 7% 7% Net Revenue Growth 7% 7% AEBITDA Growth 10% 9% Revenues AEBITDA Outsourcing Leasing Capital Markets Subconsultant and other direct costs GAAP Operating Earnings: 2025 $259.4M at 7.9% margin; 2024 $231.4M at 7.5% margin

20 Colliers Full Year, US$ millions Engineering • Favourable impact of recent acquisitions and solid internal net revenue growth • Net margin benefitted from full year productivity gains and higher margin acquisitions                           GAAP Operating Earnings: 2025 $52.7M at 3.0% margin; 2024 $40.6M at 3.3% margin             1HWPDUJLQ     1HWPDUJLQ USD LC Revenue Growth 40% 39% Net Revenue Growth 40% 39% AEBITDA Growth 50% 49% Revenues AEBITDA Engineering Subconsultant and other direct costs

21 Colliers Full Year, US$ millions Investment Management

• Favourable impact of a recent acquisition and higher fee - paying assets under management • Prior year included catch - up fees from certain funds that did not repeat this year, impacting AEBITDA margin                     GAAP Operating Earnings: 2025 $134.2M at 25.2% margin; 2024 $199.1M at 38.8% margin             1HWPDUJLQ     1HWPDUJLQ USD LC Revenue Growth 4% 3% Net Revenue Growth 1% 1% AEBITDA Growth 1% 0% Management fees Pass - through performance fees Revenues AEBITDA